N E W S R E L E A S E

May 16, 2013

Nevsun Increases Semi-Annual Dividend 40% to US$0.07 Per Share

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT: NSU) (Nevsun or the Company) is pleased to advise that its Board of Directors has increased the semi-annual cash dividend by US$0.02 per common share to US$0.07 per common share (US$0.14 per common share annually).  The dividend is payable on July 15, 2013 to shareholders of record as of the close of business on June 28, 2013.  This is the fifth dividend payment under the Company’s progressive dividend policy.

"Nevsun has a strong balance sheet and this dividend policy confirms our focus on generating cash flow from operations and providing a healthy return to shareholders,” said Cliff Davis, CEO.

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com